SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 2017

Commission File Number: 001-37925

GDS Holdings Limited

(Registrant’s name)

2/F, Tower 2, Youyou Century Place

428 South Yanggao Road

Pudong, Shanghai 200127

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

Exhibit 99.1 — Share Purchase Agreement, by and among GDS Holdings Limited, Cheetah Asia Holdings LLC and CyrusOne LLC, dated October 18, 2017

Exhibit 99.2 — Investor Rights Agreement, between GDS Holdings Limited, Cheetah Asia Holdings LLC, CyrusOne LLC and Mr. William Wei Huang, dated October 23, 2017

Exhibit 99.3 — Investor Rights Agreement, between GDS Holdings Limited and STT GDC Pte. Ltd., dated October 23, 2017

Exhibit 99.4 — Investor Rights Agreement, between GDS Holdings Limited, SBCVC Fund II, L.P., SBCVC Company Limited, SBCVC Fund II-Annex, L.P., SBCVC Venture Capital and SBCVC Fund III, L.P., dated October 23, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GDS Holdings Limited

Date: October 24, 2017	By:	/s/ William Wei Huang
	Name:	William Wei Huang
	Title:	Chief Executive Officer